PRESS RELEASE

May 16, 2005
FOR IMMEDIATE RELEASE

•

Canadian Zinc Reports First Quarter Results

Canadian Zinc Corporation (“TSX-CZN”) has reported its financial results for the first quarter ended March 31, 2005.  The financial statements, together with Management’s Discussion and Analysis may be accessed under the Companies Profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com

For the first quarter Canadian Zinc reported a loss of $1,586,330 compared to a loss of $249,535 in the first quarter of 2004.  Included in the loss for the first quarter of 2005 was a non-cash expense of $1,241,000 in respect of stock based compensation arising on the issue during the period of options under the Company’s Stock Option Plan.

Administrative expenses for the quarter, excluding stock based compensation, were $397,726 compared to $327,892 in the first quarter of 2004.   During the first quarter the Company expended $207,520 in exploration and development on the Prairie Creek property.

Canadian Zinc continues in a strong, debt free financial position.  At March 31, 2005 the Company had cash of $12.6 million down slightly from $12.9 million at December 31, 2004.   During the quarter the Company generated $230,288 from the conversion of share purchase warrants.

During the first quarter of 2005 Canadian Zinc was mainly engaged in mine planning studies, metallurgical studies and permitting activities at the Prairie Creek property.  Also during the first quarter the Company undertook the review of a number of new mineral property opportunities.

On May 6, 2005 the Supreme Court of the Northwest Territories issued judgment in favour of the Company ruling that the application for a Land Use Permit to use the existing winter road which runs from the Liard Highway to the Prairie Creek mine is exempt from environmental assessment under the Mackenzie Valley Resource Management Act.  This was a very important decision for Canadian Zinc and for the Prairie Creek Project.  The Supreme Court ruling has brought some legal certainty to the permitting process.

Plans for 2005 include continuing the Company’s exploration program on the Prairie Creek property.  At the same time ongoing technical and metallurgical studies would be carried out to advance the project towards commercial production.  Expenditures on exploration and development are expected to increase  for the remainder of 2005 as the Company reopens the Prairie Creek mine site for the planned summer programs.

The Company has also undertaken the review of a number of new mining investment opportunities and this activity will continue in 2005.

 Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a large mineral resource base totaling as  currently known 11.8 million tonnes, grading an average 12.5% zinc, 10.1% lead, 0.4% copper and 161 grammes of silver per tonne.  The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billion pounds of lead.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	Vice President Exploration &Chief Operating Officer
(416) 362- 6686	(604) 688- 2001

A more extensive description of the Company’s activities is available on the Company’s web site at  www.canadianzinc.com

Suite 1202-700 West Pender Street, Vancouver, BC V6C 1G8 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com